UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material Fact by Natura &Co Holding S.A. regarding the reorganization of group functions dated June 15, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: June 15, 2022

Item 1

Material Fact by Natura &Co Holding S.A. regarding the reorganization of group functions dated June 15, 2022.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97

MATERIAL FACT

Natura &Co to reorganize its Group functions

Roberto Marques to step down, retiring by year end; Fabio Barbosa assumes role of Natura &Co’s main executive to work on a new Group structure

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Natura &Co”) informs its shareholders and the market in general the following:

Following a period of transformative acquisitions and the complex integration of its businesses, processes and a common sustainability vision, now is the time to evolve. Natura &Co is announcing today a Group reorganization in line with its strategic direction to increase the accountability of the individual Business Units and brands - Natura, Avon, The Body Shop, and Aesop. The company will transition to a simpler holding company structure. To this end, non-executive director Fabio Barbosa, Chairman of the People Committee, will lead the Natura &Co Group, as well as a workstream to define the new corporate structure over the next months.

Roberto Marques, current Group CEO and Executive Chairman, is stepping down from these roles. He will remain on the Board of Directors to help the transition and plans to retire by year end. Other Group roles such as Sustainable Growth Officer and Chief Transformation Officer will no longer exist or will be revisited in the new structure.

Roberto Marques declared: “After a rewarding and intense six years, I’m forever grateful to our entire network of associates, consultants, representatives, and partners for the opportunity to help build Natura &Co into a global and recognized Group of purpose-led brands. A reset of our group and governance structure is the right direction and I’m committed to helping Fabio and the Board over the coming months. I’m also excited about some personal projects and the opportunity to spend more time with my family in the near future.”

Fabio Barbosa added: “I’ve always been an admirer of Natura, of its leadership in sustainability, and the very successful business it has become. I joined the Board five years ago and it has been a great opportunity to contribute to its development. Today we are announcing another important milestone by reenergizing the capacity of the four Business Units. They will be supported by a new and leaner corporate structure that will be implemented in the coming months.”

Mr. Barbosa, who chairs Natura &Co’s People Committee, is a recognized leader in sustainability. He brings extensive management experience, having served as CEO of the Abril publishing group from 2011 to 2015 and CEO of Santander Brazil from 2008 to 2011. He was previously President of the Brazilian banking federation Febraban from 2007 to 2011 and President of Banco Real/ABN Amro from 1996 to 2008.

Guilherme Leal commented: “On behalf of Natura’s Founders and of the Board of Directors, we are very excited about this new chapter for Natura &Co. Despite the challenging times the world is facing, we trust in the strength of our purpose, and support the restructuring of our Group, with more autonomy and accountability for each of our businesses. This will ultimately lead to better delivery of their strategy. We would also like to thank the people who have been building the Natura &Co Group and thank Roberto who has led, with incredible passion and commitment, a major transformation of our company, amplifying our core message of creating businesses and brands with positive impact. We remain committed to this journey.  Finally, our thanks to Fabio Barbosa for taking on this important role.”

São Paulo, June 15, 2022.

NATURA &CO HOLDING S.A.

Guilherme Castellan Chief Financial and Investor Relations Officer